UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

CARDIAC SCIENCE CORPORATION
(Name of Subject Company)
CARDIAC SCIENCE CORPORATION
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
14141A108
(CUSIP Number of Class of Securities)
Michael K. Matysik
Senior Vice President, Chief Financial Officer and Secretary
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:
Stewart M. Landefeld, Esq.
Eric A. DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101
(206) 359-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

PURPOSE OF AMENDMENT
     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2010 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Cardiac Science Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Jolt Acquisition Company (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the law of the nation of India (“Opto Circuits”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO initially filed by Opto Circuits and Merger Sub with the SEC on November 1, 2010. Unless otherwise indicated, all terms used herein but not defined shall have the meaning ascribed to them in the Schedule 14D-9.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Item 3 of the Schedule 14D-9 is hereby amended by replacing the paragraph on page 8 under the subheading entitled “Arrangements with Current Executive Officers, Directors, and Affiliates of Cardiac Science — Employment Following the Merger” with the following:
     “As of the date of this Schedule 14D-9, Opto Circuits and Merger Sub have informed Cardiac Science that no members of Cardiac Science’s current management have entered into any agreement, arrangement or understanding with Opto Circuits, Merger Sub or their affiliates regarding employment with the surviving corporation. Although Opto Circuits’ views with regard to retention of management and other key employees were discussed generally between Opto Circuits and Cardiac Science in the period leading up to the entry into the Merger Agreement, Opto Circuits did not communicate at that time that it planned to retain any specific management employees nor were any substantive discussions held during that time regarding the terms under which any Cardiac Science management employee might continue to be employed after the consummation of the Offer and the Merger. Opto Circuits has informed Cardiac Science that it may retain some members of Cardiac Science’s management team following the consummation of the Merger, but to date has not informed Cardiac Science which, if any, members of Cardiac Science’s management team it plans to retain. As part of its retention efforts, Opto Circuits may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with Cardiac Science’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. New arrangements may be entered into at or prior to the consummation of the Merger but in such case would not become effective until the consummation of the Merger.”
ITEM 4. THE SOLICITATION OR RECOMMENDATION
     Item 4 of the Schedule 14D-9 is hereby amended by replacing the second paragraph on page 10 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Background of the Offer” with the following:
     “In June 2009, we identified a potential quality issue affecting certain components used in certain of our AED products that caused us to initiate an approximately seven-week hold on shipments of new products during the summer of 2009. As a result of a thorough review and analysis performed during the third quarter of 2009, we determined that the components at issue had the potential to fail and that routine self-tests performed by an AED may not detect that the components were malfunctioning. In November 2009, we announced that in order to address the component quality issue, we were undertaking a field corrective action affecting approximately 300,000 AEDs that we had previously sold. The corrective action plan contemplated the distribution to affected customers of a software update that was designed to enhance the ability of the AEDs’ self-test function to detect whether the components at issue were malfunctioning, and the repair or replacement of any malfunctioning units identified through the enhanced self-test function. We took a charge of $18.5 million in the third quarter of 2009 representing our estimate of the cost to carry out this corrective action. Shortly after we announced this corrective action, the U.S. Food & Drug Administration (“FDA”) issued a safety alert questioning the adequacy of our communications relating to the corrective action and the adequacy of our proposed software update. The quality issue that led to this corrective action and similar quality issues experienced by other AED competitors caused our management and board of directors to carefully consider the longer term risks we faced being involved in the AED business. These risks included the possibility that due to the FDA’s position that our field corrective action announced in November 2009 was inadequate, we could be required to undertake significantly more costly corrective actions, including possibly a full hardware recall, to address the component issue, or could result in the FDA taking other adverse actions against us. In addition, these risks included an increased level of regulatory scrutiny focused on the AED industry in general, potential inadequacies in our quality systems, the possibility of further product quality challenges, and the possibility that the costs to remediate any inadequacies in our quality systems or to correct additional product quality issues could be significant and adversely affect our operating results and financial position. During 2010, our cash position began to erode as a result of the cash expenditures associated with the corrective action announced in November 2009, as well as the other AED-related corrective actions described below, and as a result of increasing operating losses during the course of the year.”
     Item 4 of the Schedule 14D-9 is hereby amended by replacing the third full paragraph on page 11 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Background of the Offer” with the following:
     “Our board of directors held another meeting by telephone on January 29, 2010 to continue its discussion of strategic alternatives and to consider various related issues. Representatives of Perkins Coie LLP reviewed with directors certain legal considerations relating to the exploration of strategic alternatives, including directors’ fiduciary duties generally, duties of directors when considering a sale of control or other significant transactions, standards of judicial review and confidentiality and disclosure considerations. In addition, representatives of Piper Jaffray summarized the firm’s qualifications to act as financial advisor to Cardiac Science and presented their preliminary views with regard to possible valuation ranges relating to a sale of the entire company or certain parts, a potential process to solicit third party interest in such a transaction and related matters. Representatives of Piper Jaffray and senior management also summarized preliminary discussions that had been held with certain parties that had either previously expressed preliminary interest in a potential transaction with Cardiac Science or that had been contacted recently by Piper Jaffray or senior management. Each of the parties with whom preliminary discussions had been held at this point was a strategic buyer. Senior management or Piper Jaffray believed Cardiac Science would potentially be of interest to each of these parties due to similar or complementary products or distribution or other strategic considerations. The board of directors determined that it was interested in having senior management, with assistance from Piper Jaffray, contact or continue preliminary discussions with these parties to ascertain potential interest in a transaction with Cardiac Science. At this meeting, the board also formally established a Strategic Committee comprised of directors Ruediger Naumann-Etienne, Timothy Mickelson, Robert Berg and Christopher Davis to meet more frequently and provide oversight to management in connection with the exploration of strategic alternatives.”
     Item 4 of the Schedule 14D-9 is hereby amended by adding the following to the end of the first full paragraph on page 14 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Background of the Offer”:
     “The purpose of the modified incentive plans was to motivate and retain executive officers and other key employees of Cardiac Science, including Mr. Marver, who the board of directors considered essential to the viability and success of Cardiac Science as it continued to deal with business, regulatory and financial challenges. The modified incentive plan for executive officers provided each of the executive officers of Cardiac Science the opportunity to earn a bonus equal to a percentage of his or her base salary if he or she remained employed by Cardiac Science through December 31, 2010 and his or her performance was determined to be at or above Cardiac Science’s performance expectations for that executive. The modified incentive plan for executive officers provided that, subject to those conditions, 50% of the bonus amount for each of Messrs. Marver and Matysik and certain other executive officers would be paid in bi-weekly installments effective June 1, 2010, and the remaining 50% would vest on December 31, 2010 and be paid in January 2011. For other executive officers, the modified incentive plan provided that, subject to the applicable conditions, 50% of the applicable bonus amount would vest on September 30, 2010 and be paid in October 2010, and 50% would vest on December 31, 2010 and be paid in January 2011. Under the modified incentive plan, the bonus as a percentage of base salary was 100% for Messrs. Marver and Matysik and another senior vice president and ranged from 10% to 60% percent for other executive officers. Payments under the modified incentive plan for executive officers are subject to final approval by the compensation committee of the board of directors in its sole discretion, and the compensation committee has discretion to adjust the bonus percentages and payout levels.”

     Item 4 of the Schedule 14D-9 is hereby amended by replacing the third full paragraph on page 16 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Background of the Offer” with the following:
     “Prior to the July 16, 2010 meeting of our board of directors, Cardiac Science or Piper Jaffray had contacted or received unsolicited inquiries from nine companies regarding a potential sale of the entire company or a portion of our business, including Company A, Company B, Company C, Company D and Opto Circuits. Preliminary discussions regarding a transaction involving the AED business had been held with Company C but had been terminated, preliminary discussions regarding a transaction involving a sale of the rehabilitation product line had been held with Company D and were ongoing, and extensive discussions with regard to a potential sale of the monitoring business had been held with Company A and Company B, both of whom had submitted proposals that Cardiac Science was continuing to pursue. Of the other four companies that had been contacted up to this time, none expressed any significant interest in a potential transaction with us. Of the nine companies with whom discussions had been held up to this point, eight (including Company A, Company B, Company C, Company D and Opto Circuits) were strategic buyers, and one was a financial buyer from whom we had received unsolicited interest and held discussions that did not advance beyond the preliminary stage. Following the July 16, 2010 board meeting, at the direction of the board of directors our management team and Piper Jaffray developed a targeted list of additional parties to contact about a potential sale of the entire company or portions of our business. This list was comprised of 17 companies in addition to the nine companies with whom Cardiac Science or Piper Jaffray had engaged in discussions up to this point in time. Our management team and Piper Jaffray selected the 17 additional companies, all of whom were strategic buyers, based on their determination that these parties were more likely to have a strategic interest in our company or portions of our business because they had similar or complementary products or distribution. Over the course of the next few weeks, representatives of Piper Jaffray or Cardiac Science contacted these additional companies to ascertain whether any of them were interested in exploring a potential transaction with us. Of these companies, four expressed preliminary interest in exploring a potential transaction and entered into nondisclosure agreements with us. Of these four, substantive discussions were held with one company, referred to in this discussion as Company E, about a potential sale of our monitoring business and substantive discussions were held with another company, referred to in this discussion as Company F, about a potential sale of the entire company.”
     Item 4 of the Schedule 14D-9 is hereby amended by replacing the second paragraph on page 18 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Background of the Offer” with the following:
     “On August 17, 2010, the board of directors met telephonically. Mr. Marver provided an update on the status of diligence activities among Opto Circuits, Company A and Company B. Representatives from Piper Jaffray updated the board of directors on market check activities.”
     Item 4 of the Schedule 14D-9 is hereby amended by adding the following sentence to the end of the first full paragraph on page 23 under the subheading “Background and Reasons for the Recommendation of the Cardiac Science Board — Background of the Offer”:
     “On November 19, 2010, the parties entered into Amendment No. 2 to the Merger Agreement. Amendment No. 2 changed the number of shares of common stock of the surviving corporation into which each share of common stock of Merger Sub converts upon the effective time of the Merger, and amended and restated certain exhibits to the Merger Agreement to conform with such change.”
     Item 4 of the Schedule 14D-9 is hereby amended by replacing the last paragraph on the bottom of page 29 under the subheading “Background and Reasons for the Recommendation of the Cardiac Science Board — Opinion of Cardiac Science’s Financial Advisor” with the following:
     “For purposes of its analyses, Piper Jaffray (a) calculated (i) Cardiac Science’s equity value implied by the Offer Price of $2.30 per share to be approximately $58 million, based on approximately 25.226 million Shares and common stock equivalents outstanding, calculated using the treasury stock method, and (ii) Cardiac Science’s enterprise value (“EV”) implied by the Offer Price of $2.30 per share (implied EV calculated as implied equity value, plus debt and minority interests, less cash) to be approximately $53 million, based on no debt outstanding, minority interests of $1.4 million and cash of $6.4 million and

(b) selected valuation ranges for the comparable companies and transactions analyses based on the 25% and 75% quartile results, in light of the wide ranges of values produced by the minimum and maximum values.”
     Item 4 of the Schedule 14D-9 is hereby amended by replacing the first sentence of the first paragraph beginning at the bottom of page 33 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Opinion of Cardiac Science’s Financial Advisor — Premiums Paid Analysis” with the following:
     “Piper Jaffray reviewed publicly available information for 47 selected announced M&A transactions in which the targets were medical device companies to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transactions.”
     Item 4 of the Schedule 14D-9 is hereby amended by replacing the paragraph on page 34 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Opinion of Cardiac Science’s Financial Advisor — Discounted Cash Flow Analysis” with the following:
     “Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for Cardiac Science based on the net present value of (i) projected calendar year free cash flows from September 30, 2010 to December 31, 2015, based on Cardiac Science’s management projections, discounted back to September 30, 2010, (ii) assumed federal tax net operating losses of $113.8 million as of September 30, 2010, with no limitation on usage by Cardiac Science, and (iii) a terminal value at calendar year end 2015 based upon an EBITDA exit multiple applied to management projections for such year, discounted back to September 30, 2010. The free cash flows for each year were calculated from the management projections as: earnings before interest and taxes, less taxes (assumed to be 38% of operating income through 2015), plus depreciation and amortization, plus stock-based compensation, less capital expenditures. In addition, such amount was adjusted for projected changes in working capital and for an assumed $7 million of equity financing raised at $1.09 per share in the first quarter of 2011. Piper Jaffray calculated the range of net present values for each period from September 30, 2010 through 2015 based on discount rates ranging from 20% to 30%. The discount rate of 20% to 30% was determined using a weighted average cost of capital analysis for Cardiac Science. Piper Jaffray calculated the cost of equity used in the weighted average cost of capital analysis by summing a risk-free rate, a beta adjusted equity risk premium, a size premium based on the implied equity value of Cardiac Science, and Piper Jaffray’s judgment of the impact of Cardiac Science’s recent difficulties. Piper Jaffray assumed Cardiac Science would remain debt free. Piper Jaffray calculated terminal values using EBITDA exit multiples ranging from 6.0x to 8.0x applied to projected calendar year 2015 EBITDA, and discounted back to September 30, 2010 using discount rates ranging from 20% to 30%. The terminal multiple range of 6.0x to 8.0x was based on the mean and median EBITDA multiples derived from the 2010 EBITDA multiples for the Selected Financial and Business Profile Companies referred to above. This analysis resulted in implied per share values of the Shares ranging from a low of $2.14 per share to a high of $4.20 per share, as compared to the Offer Price of $2.30 per share.”
     Item 4 of the Schedule 14D-9 is hereby amended by replacing the second paragraph beginning at the bottom of page 36 under the subheading entitled “Background and Reasons for the Recommendation of the Cardiac Science Board — Opinion of Cardiac Science’s Financial Advisor — Information about Piper Jaffray” with the following:
     “Piper Jaffray acted as a financial advisor to Cardiac Science in connection with the Offer and the Merger and will receive an estimated fee of approximately $1.5 million from Cardiac Science, which is contingent upon the consummation of the Offer. Piper Jaffray also is entitled to receive a fee of $500,000 for providing its fairness opinion and certain retainer fees aggregating to $75,000, all of which are creditable against the fee due upon consummation of the Offer. The opinion fee is not contingent upon the consummation of the Offer or the Merger or the conclusions reached in Piper Jaffray’s opinion. Cardiac Science has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Cardiac Science and Opto Circuits for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray has not previously been engaged by Cardiac Science to provide investment banking or financial advisory services to Cardiac Science other than with respect to the strategic alternatives process the led to the entry into the Merger Agreement. Opto Circuits has informed Cardiac Science that Opto Circuits has not in the past engaged Piper Jaffray to provide investment banking or financial advisory services to Opto Circuits or its subsidiaries, nor has it engaged Piper Jaffray to provide such services in the future. Piper Jaffray may, in the future, provide investment banking and financial advisory services to

Cardiac Science, Opto Circuits or entities that are affiliated with Cardiac Science or Opto Circuits, for which Piper Jaffray would expect to receive compensation.”
ITEM 8. ADDITIONAL INFORMATION
     Item 8 of the Schedule 14D-9 is hereby amended by adding the following after the first sentence of the paragraph beginning at the bottom of page 37 under the subheading entitled “Top-Up Option”:
     “Cardiac Science has 65,000,000 authorized shares of Common Stock. As of the close of business on the date immediately preceding the date of the Merger Agreement, there were 23,867,815 shares of common stock of Cardiac Science outstanding, 1,383,622 outstanding RSUs and 7,500 In-the-Money Options. Because of the limitations on the number of shares available for issuance on exercise of the Top-Up Option, approximately 73.4% of the Shares outstanding as of October 18, 2010 (the date immediately preceding the date of the Merger Agreement) would need to be validly tendered and not withdrawn in order for the Top-Up Option to be exercisable (assuming no options other than In-the-Money Options were exercised prior to the date on which the Top-Up Option is exercised).”
     Item 8 of the Schedule 14D-9 is hereby amended by adding the following at the end of the first full paragraph on page 38 under the subheading entitled “Top-Up Option”:
     “Pursuant to the Merger Agreement, the material terms of such promissory note would be as follows: (1) the principal amount and accrued interest under the promissory note would be payable upon the demand of Cardiac Science, (2) the unpaid principal amount of the promissory note would accrue simple interest at the rate of three percent per annum, (3) the promissory note may be prepaid in whole or in part at any time, without premium or penalty or prior notice, (4) the promissory note would be full recourse to Opto Circuits and Merger Sub and (5) the unpaid principal amount and accrued interest under the promissory note would immediately become due and payable in the event that (A) Opto Circuits or Merger Sub fails to make any payment of interest on the promissory note as provided in the promissory and such failure continues for a period of thirty (30) days or (B) Opto Circuits or Merger Sub files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Opto Circuits and Purchaser to effect a “short-form” merger pursuant to applicable law at a time when the approval of the Merger at a meeting of Cardiac Science’s stockholders would be assured because of Opto Circuits’ and Purchaser’s ownership of a majority of the Shares following completion of the Offer. This short-form merger would allow the Merger to be effected in a shorter time period.”
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the disclosure beginning on page 39 under the subheading entitled “Litigation” with the following:
     “Subsequent to the announcement of the Merger, seven putative shareholder class actions were filed alleging claims related to the Merger:
•	On October 20, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Creamer v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, one of its executive officers, Opto Circuits, and Merger Sub (the “Creamer Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and to impose a constructive trust in favor of plaintiffs and the purported class upon any benefits improperly received by defendants. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief.

•	On October 22, 2010, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware. The complaint, captioned Patenaude v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, Opto Circuits, and Merger Sub (the “Patenaude Action”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief.
•	On October 22, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Gluck v. Naumann-Etienne, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, Opto Circuits, and Merger Sub (the “Gluck Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaints allege that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief.

•	On October 26, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Rapport v. Marver, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science (the “Rapport Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief.

•	On October 27, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Bagge v. Naumann-Etienne, et al., names as defendants the members of the Cardiac Science Board, former Cardiac Science Board member Christopher Davis, as well as Cardiac Science, Opto Circuits and Merger Sub (the “Bagge Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief.

•	On November 10, 2010, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware. The complaint, captioned Kühni v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, Opto Circuits, and Merger Sub (the “Kühni Action”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders and further claim that Cardiac Science, Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint alleges that the Form 14D-9 filed by Cardiac Science on November 1, 2010 fails to disclose to Cardiac Science shareholders material information necessary for them to determine whether to tender into the Tender Offer or to seek appraisal. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief.

•	On November 10, 2010, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware. The complaint, captioned Suan Investments, Inc. v. Cardiac Science

Corporation, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, Opto Circuits, and Merger Sub (the “Suan Action”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint alleges that the Form 14D-9 filed by Cardiac Science on November 1, 2010 fails to disclose to Cardiac Science shareholders material information necessary for them to determine whether to tender into the Tender Offer or to seek appraisal. The complaint seeks injunctive relief, including to enjoin the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief.
     In connection with these seven putative class action lawsuits, the following litigation events have occurred:
•	On November 3, 2010, plaintiffs in the four putative shareholder class actions pending in Snohomish County, Washington filed an Unopposed Motion for (1) Consolidation of Related Cases and Appointment of Counsel for the Proposed Class and (2) Approval of Plaintiffs’ Proposed Leadership Structure (“Consolidation Motion”). The Snohomish County Superior Court granted the Consolidation Motion on November 4, 2010 and consolidated the Creamer Action, the Gluck Action, the Rapport Action and the Bagge Action into one action under the caption In re Cardiac Science Corp. Shareholder Litigation (the “Consolidated Washington Action”). The plaintiffs in the Consolidated Washington Action did not file a consolidated complaint.

•	On November 5, 2010, plaintiffs in the Consolidated Washington Action filed Plaintiffs’ Motion and Memorandum of Law for Limited Expedited Discovery.

•	On November 5, 2010, plaintiff in the Patenaude Action served a Subpoena ad Testificandum and Duces Tecum on Piper Jaffray & Co., the financial advisor to the Cardiac Science board of directors related to the proposed merger with Opto Circuits.

•	On November 7, 2010, plaintiff in the Patenaude Action served his First Request for the Production of Documents and Things to All Defendants.

•	On November 7, 2010, plaintiff in the Patenaude Action filed an amended complaint in the Court of Chancery of the State of Delaware. The amended complaint named the same defendants as named in the original complaint but added allegations that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science shareholders by providing materially misleading and incomplete information about the Tender Offer to Cardiac Science shareholders.

•	On November 8, 2010, plaintiff in the Patenaude Action scheduled his motion for preliminary injunction to be heard by the Delaware Court of Chancery on November 22, 2010.

•	On November 9, 2010, Cardiac Science and the Cardiac Science directors and officers filed the Cardiac Science Defendants’ Motion to Dismiss or, In the Alternative, Stay Litigation in the Consolidated Washington Action.

•	On November 10, 2010, the parties to the Patenaude Action and the Kühni Action reached agreement on a schedule for expedited discovery and expedited briefing on plaintiff Patenaude’s motion for preliminary injunction, based on the November 22, 2010 hearing date for the preliminary injunction motion. Also on November 10, 2010, the parties to the Patenaude Action and the Kühni Action reached agreement on the terms of a Stipulation and Proposed Order Governing the Production and Exchange of Confidential and Highly Confidential Information (the “Confidentiality Order”). Cardiac Science and Opto Circuits thereupon commenced production of documents to the plaintiffs in these two actions subject to the terms of the Confidentiality Order and in accord with the agreed schedule for expedited discovery.

•	On November 11, 2010, the parties to the Patenaude Action and the Kühni Action filed the Confidentiality Order.

•	On November 11, 2010, plaintiffs in the Consolidated Washington Action agreed to stay the Consolidated Washington Action in favor of participating in the litigation and expedited discovery in the Patenaude Action and the Kühni Action.

•	On November 12, 2010, in light of the agreement to stay the Consolidated Washington Action, plaintiffs in the Consolidated Washington Action struck their Motion for Limited Expedited Discovery and Cardiac Science and the Cardiac Science directors and officers struck their Motion to Dismiss or, in the Alternative, Stay Litigation.

•	On November 15, 2010, the parties to the Consolidated Washington Action filed and the Court entered a Stipulation and Agreed Order Regarding Stay of Action, pursuant to which the Consolidated Washington Action has been stayed in favor of the Washington plaintiffs participating in the litigation and expedited discovery in the Patenaude Action and the Kühni Action.

•	On November 15 and November 16, 2010, plaintiffs in the Patenaude Action, the Kühni Action and the Consolidated Washington Action took the deposition under oath of Cardiac Science President and Chief Executive Officer David L. Marver and a representative of Piper Jaffray & Co.
     While Cardiac Science believes that each of the seven aforementioned complaints is without merit and that it and the other defendants named therein (collectively with Cardiac Science, the “Defendants”) have valid defenses to all claims, in an effort to minimize the cost and expense of litigation relating to such lawsuits, on November 17, 2010, the Defendants reached an agreement in principle with the plaintiffs in the Patenaude Action, the Kühni Action and the Consolidated Washington Action (collectively, the “Settling Plaintiffs”) to settle each of those putative class action lawsuits in its entirety and resolve all allegations by the Settling Plaintiffs against the Defendants in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In support of the settlement, on November 19, 2010, the Defendants entered into a memorandum of understanding (“MOU”) with the Settling Plaintiffs. Subject to court approval and further definitive documentation, the MOU resolves the claims brought by the Settling Plaintiffs in all of the aforementioned lawsuits. The MOU, which is subject to further definitive documentation and court approval, provides for a settlement and release by the purported class of the Company’s stockholders of all claims against the Defendants in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In exchange for such settlement and release, the parties agreed, after arm’s length discussions between and among the Defendants and the Settling Plaintiffs, that the Company would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in this Amendment), although the Company does not make any admission that such additional supplemental disclosures are material or otherwise required. After reaching agreement on the substantive terms of the settlement, the parties also agreed that Settling Plaintiffs may apply to the court for an award of reasonable attorneys’ fees and reimbursement of reasonable expenses; unless the parties are able to reach agreement on the amount of such fees and expenses, Defendants reserve the right to oppose the Settling Plaintiffs’ application for attorneys’ fees and expenses. The settlement, including the payment by the Defendants of any such fees and expenses, is also contingent upon, among other things, consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the approval of the Delaware Court of Chancery. In the event that the MOU is not approved and such conditions are not satisfied, the Defendants will continue to vigorously defend these actions. This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(10) to this Schedule 14D-9 and which is incorporated herein by reference. The plaintiff in the Suan Action is not a party to the settlement or the MOU, and Cardiac Science intends to vigorously contest its claims if pursued.”
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure at the end of such item:
          “(g) Information Relating to Corrective Actions
          November 2009 Corrective Action
     At the end of the second quarter of 2009, Cardiac Science identified a potential quality issue affecting certain components used in certain AED products that resulted in an approximately seven-week hold on shipments of new products during the summer of 2009. On August 10, 2009, Cardiac Science resumed production and shipments of the AED products after implementing a more stringent process to test for defects in the component at issue.
     During the third quarter of 2009, Cardiac Science conducted a thorough review and analysis of the potential for certain AED products that it had previously sold to fail to perform a rescue due to the component issue described above. The Company determined that the components at issue have the potential to fail and that routine self-tests performed by an AED may not detect that the components were malfunctioning. Cardiac Science also determined that approximately 300,000 AEDs shipped between June 2003 and June 2009 are potentially impacted by the component issue. In November 2009, Cardiac Science announced it was initiating a voluntary field corrective action to enhance the reliability of the affected AED units in the field. The corrective action plan contemplated the distribution to affected customers of a software update that was designed to enhance the ability of the AEDs’ self-test function to detect whether the components at issue were malfunctioning, and the repair or replacement of any malfunctioning units identified through the enhanced self-test function. Cardiac Science recorded a charge of $18.5 million in the third quarter of 2009 related to this corrective action. During the first quarter of 2010, Cardiac Science completed development of the initial software update related to certain models of its AEDs and made this update available to its customers. Cardiac Science introduced the remaining versions of the software update for all remaining AED models in June 2010.
     In February 2010, Cardiac Science received a warning letter from the FDA noting, among other things, that the voluntary field corrective action it announced in November 2009 was inadequate since the software update was intended to improve the products’ ability to detect the potential component problem, but is not designed to prevent component failure. In April 2010, the FDA published additional information regarding this corrective action, further clarifying the AED models impacted by the potential component defect and providing further guidance to users of affected AEDs. Additionally, the FDA noted that Cardiac Science’s software update addresses “some, but not all electrical component defects.”
     Following discussions with the FDA, in July 2010, Cardiac Science announced that it will replace approximately 24,000 AEDs used by certain first responders and medical facilities in the United States that are a subset of the customer population covered by the voluntary corrective action first announced in November 2009. The population of first responders includes police, fire and ambulance services and medical facilities include hospitals, medical clinics, dialysis centers and assisted living facilities. Cardiac Science recorded an additional $11.0 million charge during the second quarter of 2010, representing the estimated costs of repair or replacement of these devices, as well as an estimate of the cost of repair or replacement of certain devices located outside of the United States for which Cardiac Science believes that it is probable it would be required to repair or replace in the future.
     Concurrent with Cardiac Science’s July 2010 announcement, the FDA published a communication regarding Cardiac Science’s updated corrective action plan, citing Cardiac Science’s commitment to repair or replace approximately 24,000 AEDs deployed in high risk and/or frequent use settings, such as with first responders and medical facilities within the United States. The FDA recommended that all other impacted customers follow the process, as outlined by Cardiac Science, for implementing the software update which has been made available to customers through its website or through a software kit shipped directly to the customer. Cardiac Science believes this updated recommendation by the FDA addressed all outstanding issues with the Company’s previously communicated plan to address potential component defects through a field software update as originally announced in November 2009.
          February 2010 Corrective Action
     During the first quarter of 2010, Cardiac Science announced that it was initiating a worldwide voluntary medical device recall after determining that approximately 12,200 AEDs may not be able to deliver therapy during a resuscitation attempt. These AEDs were manufactured in a way that makes them potentially susceptible to failure under certain conditions. The FDA was informed of this situation in February 2010. Cardiac Science recorded a charge of $2.5 million in the fourth quarter of 2009 related to this voluntary recall. As of September 30, 2010, Cardiac Science has replaced substantially all of the devices included in this corrective action and is currently expecting this matter to be complete by the end of the fourth quarter of 2010.

          Costs Relating to Corrective Actions
     As of September 30, 2010, Cardiac Science had recorded charges totaling $32.0 million representing estimated costs related to the two voluntary corrective actions described above. Charges totaling $21.0 million were included in cost of revenues on Cardiac Science’s consolidated statements of operations for the year ended December 31, 2009 and charges of $11.0 million were included in cost of revenues on Cardiac Science’s unaudited condensed consolidated statement of operations for the six month period ended June 30, 2010. Through September 30, 2010, Cardiac Science had expended approximately $13.2 million of the $32 million recorded as corrective action liabilities in connection with these two corrective actions. As of September 30, 2010, remaining corrective action liabilities of approximately $18.8 million relating to these corrective actions were recorded on Cardiac Science’s unaudited condensed consolidated balance sheet.
     The costs of these voluntary corrective actions are estimates. The actual costs incurred by Cardiac Science to implement the voluntary corrective actions could vary significantly based on a number of factors, including the outcome of discussions or negotiations with applicable regulatory bodies in geographies outside the U.S., the number of impacted devices, the customer and geographical segments related to the impacted devices, the logistical processes employed by Cardiac Science to address the issues, the customer response rate in implementing the corrective action plans, the level of required follow up with customers, the extent to which Cardiac Science relies on third party assistance to carry out the corrective actions, the extent to which AED units recovered from affected customers can be repaired and used as replacement units for other customers, and the length of time and other resources required to complete the corrective actions, among others. However, as of September 30, 2010, Cardiac Science believes its remaining accrued corrective action liabilities on its unaudited condensed consolidated balance sheet as of September 30, 2010 will be sufficient to fund the remaining expected costs of these corrective actions. Cardiac Science expects that it will satisfy substantially all of the requirements under its ongoing corrective actions during the remainder of 2010 and during 2011, which will continue to have a negative impact on cash flows during those periods, and possibly later periods.”
ITEM 9. EXHIBITS
     Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit
Number	Description
(a)(10)	Memorandum of Understanding dated November 19, 2010, among the parties to the Patenaude Action, the Kühni Action and the Consolidated Washington Actions.

(e)(6)	Amendment No. 2 to Agreement and Plan of Merger, dated as of November 19, 2010, by and among Cardiac Science, Opto Circuits and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cardiac Science with the SEC on November 19, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2010

CARDIAC SCIENCE CORPORATION
By:	/s/ Michael K. Matysik
	Name:	Michael K. Matysik
	Title:	Senior Vice President and Chief Financial Officer